Exhibit 99.14

Royal & Sun Alliance Insurance Group plc

Scrip Dividend Scheme

Ordinary Shares of 27.5p each

The Company offers shareholders the opportunity to take new ordinary shares, credited as fully paid, in lieu of cash dividends, by participating in a Scrip Dividend Scheme.

In relation to the interim dividend for 2005, the price of new ordinary shares under the Scrip Dividend Scheme has been set at 94.1p. This is the average of the Company's middle market closing price for the five consecutive dealing days commencing on the ex-dividend date of 17 August 2005.

Shareholders wishing to participate in the proposed Scrip Dividend Scheme should return their mandate forms to Lloyds TSB Registrars to arrive no later than 1 November 2005.

–ENDS–

Enquiries to:

Lloyds TSB Registrars
Tel: 0870 241 3018 or +44 (0) 121 415 7047 if calling from overseas

Jackie Fox
Royal & Sun Alliance Insurance Group plc
Tel: +44 (0) 20 7111 7042